Exhibit 19.1

Citizens Community Bancorp Inc.

Director and Officer Insider Trading Policy

Bank Endorsement				
	Business Owner Type Name Here	Becky Johnson	Date	Original Issue Date
	Sign / Date Here			12/29/2011
	Committee or 2nd LOD Type Name Here	Jim Broucek	Date	Revision Date
	Sign / Date Here			7/30/2024
	Bank Executive or BOD Subcommittee Chair Type Name Here	Stephen Bianchi	Date	Effective Date
	Sign / Date Here			10/24/2024

Board Approval		Department	
	Approved by Board Subcommittee on 8/6/2024 Approved by the Board of Directors on 10/24/2024		Accounting/Finance

1.0 Purpose and Applicability

This policy applies to all members of the Board of Directors and Section 16 officers of Citizens Community Bancorp, Inc. and Citizens Community Federal N.A. (in either case, referred to as the "Company") and all Related Persons to such individuals. In addition, the policy applies to colleagues of the Company identified on Appendix A as Access Colleagues because they have regular access to material nonpublic information and all Related Persons to such individuals. The federal securities laws prohibit directors or colleagues of the Company from purchasing or selling Company securities on the basis of material nonpublic information concerning the Company or from disclosing material nonpublic information to others who might trade on the basis of that information. These laws impose severe sanctions on individuals who violate them. In addition, the SEC has the authority to impose large fines on the Company and on the Company's directors, Executive Officers and Controlling Stockholders if the Company's colleagues engage in insider trading and the Company has failed to take appropriate steps to prevent it (so-called "controlling person" liability).

This insider trading policy is being adopted in light of these legal requirements and with the goal of helping:

1. Prevent inadvertent violations of the insider trading laws;
2. Avoid embarrassing proxy disclosure of reporting violations by persons subject to Section 16 of the Securities Exchange Act of 1934;
3. Avoid even the appearance of impropriety on the part of those employed by or associated with the Company;
4. Protect the Company from controlling person liability; and
5. Protect the reputation of the Company, its directors and its colleagues.

2.0 Definitions/Explanations

2.1 **Who is an "Insider?"**

Any person who possesses material, nonpublic information is considered an insider as to that information. Insiders include Company directors, officers, colleagues, independent contractors and those persons in a special relationship with the Company; e.g., its auditors, consultants or attorneys. The definition of an insider is transaction specific; that is, an individual is an insider with respect to each material, nonpublic item of which they are aware?

74449940v2 Director and Officer Insider Trading Policy, continued Classification: Internal 2.2 What is “Material” Information? The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security – debt or equity. Some examples of material information include: 1. Unpublished financial results 2. News of a pending or proposed company transaction 3. Significant changes in corporate objectives 4. News of a significant sale of assets 5. Changes in dividend policies 6. Financial liquidity problems The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. 2.3 What is “Nonpublic” Information? Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as the Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Generally, one should allow approximately two full trading days following publication as a reasonable waiting period before such information is deemed to be public. Therefore, if an announcement is made before the commencement of trading on a Monday, a colleague may trade in Company Securities starting on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, colleagues may not trade in Company Securities until Thursday. If the announcement is made on Friday after trading begins, colleagues may not trade in Company Securities until Wednesday of the following week. 2.4 Who is a “Related Person?” For purposes of this Policy, a Related Person includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and other equivalent legal entities that you control. Although a person’s parent or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities law purposes. 2.5 Who is a “Colleague?” For purposes of this Policy, a colleague is any person employed by the Company and is referred to as an employee per the SEC rules on insider trading. 3.0 Prohibition on Trading While Aware of Material Nonpublic Information; Prohibition on Tipping Others 3.1 No person covered by this policy may: 1. Purchase or sell any securities of the Company while they are aware of any material nonpublic information concerning the Company; 2. Disclose to any other person any material nonpublic information concerning the Company if it is reasonably foreseeable that such person may use that information in purchasing or selling Company securities;

74449940v2 Director and Officer Insider Trading Policy, continued Classification: Internal 3. Purchase or sell any securities of another company while they are aware of any material nonpublic information concerning such other company which theylearned in the course of their service as a director or colleague of, or advisor to, the Company; 4. Disclose to any other person any material nonpublic information concerning another company which they learned in the course of their service as a director or colleague of, or advisor to, the Company if it is reasonably foreseeable that such person may use that information in purchasing or selling securities of such other company. 3.2 The prohibition on purchases and sales of Company securities while aware of material nonpublic information concerning the Company does not apply to a transaction pursuant to a trading plan which complies with Section 4.2 of this insider trading policy. 3.3 Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided in order to preserve the Company’s reputation for adhering to the highest standards of conduct. 3.4 Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of “twenty-twenty” hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight. 4.0 Blackout Periods 4.1 No person covered by this policy may make any purchase or sale of securities of the Company during the following time periods (each, a “blackout period”): 1. Beginning two weeks prior to the end of each fiscal quarter and ending upon the completion of the second full trading day after the public announcement of earnings for such quarter; or, 2. During such other periods as may be established from time to time by the Board, the President/CEO or the CFO in light of particular events or developments affecting the Company. In addition, no person covered by this policy shall inform a person not covered by this policy that a blackout period imposed as a result of particular events or developments is in effect. 4.2 The prohibition on purchases and sales of Company securities during blackout periods does not apply to: 1. Exercises of stock options or the surrender of shares to the Company in satisfaction of any tax withholding obligations in a manner permitted by the applicable stock option; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction) during a blackout period; 2. Acquisitions or dispositions of Company common stock under the Company’s 401(k) plan which are made pursuant to standing instructions not entered into or modified during a blackout period; 3. Purchase of securities from the Company or sales of securities to the Company; and, 4. Purchases or sales made pursuant to a binding contract, written plan or specific instruction (a “trading plan”) which is adopted and operated in compliance with rule 10b5-1; provided such trading plan: (1) is in writing; (2) was submitted to the Company for review and approval by the Company prior to its adoption; (3) was not adopted during a blackout period and (4) was not adopted by any individual at a time that such individual is aware of material nonpublic information concerning the Company; and provided further, that if such trading plan provides for trades to occur only once per quarter or less frequently (other than a plan that relates solely to the immediate sale of shares acquired under an employee stock purchase plan) such trading plan may not provide for trades to occur during a regularly scheduled quarter-end blackout period. 5.0 Notice of Securities Transactions No person covered by this policy may make any purchase or sale of securities of the Company (including derivative securities) unless they notify the Chief Financial Officer or the President/Chief Executive Officer or Controller if the Chief Financial Officer is not available to such purchase or sale at least one business day in advance of such transaction and receives clearance to trade. Section 16 officers and directors of the Company will be responsible for

74449940v2 Director and Officer Insider Trading Policy, continued Classification: Internal completion and timely filing of the Form 4 and agree to be available to sign the Form 4 within two days after each purchase. The information to be provided includes: the date of purchase, the number of shares purchased and the price per share paid. 6.0 Other Prohibitions on Trading Activities No person covered by this policy may engage in any of the following types of transactions: 1. Purchases of Company securities on margin (i.e., borrowing a part of the purchase price with the security as collateral); 2. Inclusion of Company securities in margin accounts; 3. Pledging Company securities as collateral for a loan; 4. Hedging or monetization transactions or similar arrangements with respect to Company securities; 5. Short sales of Company securities, including short sales “against the box”; 6. Purchases or sales of puts or calls of Company securities for speculative purposes; or 7. Participation in a broker sponsored dividend reinvestment plan in the Company securities, since this could trigger an inadvertent short swing problem. Any Company stock purchased in the open market (i.e., not including stock purchased upon exercise of an employee stock option or under an employee stock purchase plan) should be held for a minimum of six months and ideally longer. Section 16 officers and directors are already subject to the SEC’s “short-swing” profit rule, which penalizes sales and purchases inside of any six-month period. 7.0 Penalties for Violation Violation of any of the foregoing rules is grounds for disciplinary action by the Company, including employment termination. The consequences of insider trading violations can be substantial: For individuals who trade on inside information (or tip information to others): 1. A jail term of up to twenty years; 2. A civil penalty of up to three times the profit gained or loss avoided; and, 3. A criminal fine (no matter how small the profit) of up to $5 million. For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading: 1. A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the colleague’s violation; and, 2. A criminal penalty of up to $25 million. Further, if a colleague violates the Company’s insider trading policy, Company imposed sanctions, including dismissal for cause, could result from failing to comply with the Company’s policy or procedures. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career. 8.0 Company Assistance and Education The Company shall take reasonable steps designed to ensure that all directors and colleagues of the Company are educated about, and periodically reminded of, the federal securities law restrictions and Company policies regarding insider trading. Directors and colleagues shall be required to certify their understanding of, and intent to comply with, the Company’s insider trading policy. The Company shall provide reasonable assistance to all directors and executive officers, as requested by such directors and executive officers, in connection with the filing of Forms 3, 4 and 5 under Section 16 of the Securities Exchange Act of 1934. However, the ultimate responsibility, and liability, for a timely filing remains with the directors and executive officers. If you have any questions regarding any of the provisions of the Company policies regarding insider trading, please contact Jim Broucek @ jbroucek@ccf.us.